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                               July 14, 2023

       Christopher J. Bilotto
       President and Chief Operating Officer
       Office Properties Income Trust
       Two Newton Place
       255 Washington Street, Suite 300
       Newton, MA 02458

                                                        Re: Office Properties
Income Trust
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed July 7, 2023
                                                            File No. 333-272105

       Dear Christopher J. Bilotto:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       The fairness opinions delivered prior to the entry into the Merger Agreement . . ., page 37

   1. We note the addition of this risk factor in response to prior comment 12, including the statement that the
market prices of OPI and DHC common shares and other factors "may have altered the value"
of OPI and DHC common shares since April 10. Please revise to disclose the alteration
in the value of the shares since April 10, including the impact on the value of the Merger
Consideration.
 Christopher J. Bilotto
FirstName  LastNameChristopher
Office Properties Income Trust J. Bilotto
Comapany
July       NameOffice Properties Income Trust
     14, 2023
July 14,
Page  2 2023 Page 2
FirstName LastName
Background of the Merger, page 83

2. We note your disclosure on page 100 in response to prior comment 5 regarding OPI's determination to announce the reduction in its dividend in connection with the announcement of a transaction with DHC. Please clarify whether "further revision" refers to the dividend or the terms of the merger agreement under negotiation.
Unaudited Prospective Financial Information of OPI, page 146

3. We note your response to prior comment 6, including the items as to which OPI made assumptions in the preparation of its projections. Please revise disclosure in this section to describe the actual material assumptions and any material quantitative information relating thereto, including, for example, assumptions regarding trends or uncertainties in the items identified (inflation, leasing activity, and tenant retention) and other items listed on page 150.
Unaudited Prospective Financial Information of DHC, page 150

4. We note your response to prior comments 6 and 7, including the items as to which DHC made assumptions in the preparation of its projections. Please revise disclosure in this section to describe the actual material assumptions and any material quantitative information relating thereto, including, for example, assumptions regarding trends and uncertainties in the items identified (inflation, leasing activity, tenant retention, improvement in the SHOP segment, and the assumed level of capital expenditures) and other items listed on page 154.
       You may contact Isabel Rivera at (202) 551-3518 or Pamela Long at (202) 551-3765 with any questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of Real
Estate & Construction
cc:      Mark A. Stagliano